# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nuveen Minnesota Quality Municipal Income Fund, CIK 0001607997
CUSIP: 670734508
Title of class of securities: Adjustable Rate MuniFund Term Preferred Shares
Address of issuer's principal executive offices: 333 WEST WACKER DRIVE, CHICAGO, Illinois (IL), 60606
Date of event which requires filing of this statement: 10/13/2026
Filed by CIK 0000070858
Persons authorized to receive notices and communications: Bank of America Corporation, Bank of America Corporate Center, 100 N. Tryon Street, Charlotte, North Carolina (NC), 28255, 980-388-3188

## Reporting persons
- BANK OF AMERICA CORP /DE/ (CIK 0000070858): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 478; sole dispositive power 0; shared dispositive power 478; aggregate amount beneficially owned 478 (100% of the class)
- Banc of America Preferred Funding Corp (CIK 0001565450): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 478; sole dispositive power 0; shared dispositive power 478; aggregate amount beneficially owned 478 (100% of the class)

## Item 1. Security and Issuer
Title of class of securities: Adjustable Rate MuniFund Term Preferred Shares
Name of issuer: Nuveen Minnesota Quality Municipal Income Fund
Address of issuer's principal executive offices: 333 WEST WACKER DRIVE, CHICAGO, Illinois (IL), 60606
Comment:
This Amendment No. 7 (this Amendment) amends, as set forth below, the statement on Schedule 13D, dated October 6, 2014 and filed with the SEC on October 9, 2014 (as amended to the date hereof, the Original Schedule 13D), for Bank of America Corporation (BAC) and Banc of America Preferred Funding Corporation (BAPFC) (collectively, the Reporting Persons) with respect to adjustable rate munifund term preferred shares (AMTP Shares) of Nuveen Minnesota Quality Municipal Income Fund (the Issuer).

This Amendment is being filed in relation to a change in the Reporting Persons ownership percentage of the Issuer as a result of the redemption of 20 AMTP shares held by the Reporting Persons, as described in the Notice of Intention to Redeem Securities, N-23C-2, filed by the Issuer with the SEC on May 1, 2026.

## Item 2. Identity and Background
Criminal convictions in the last five years:
Item 2 of the Original Schedule 13D is hereby amended by:
deleting Schedule I referenced therein and replacing it with Schedule I included with this Amendment.
Civil proceedings (securities laws) in the last five years:
Item 2 of the Original Schedule 13D is hereby amended by:
deleting Schedule II referenced therein and replacing it with Schedule II included with this Amendment.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Paragraph (a) of Item 5 of the Original Schedule 13D is hereby amended and restated to read as follow: "The responses of the Reporting Persons to rows (7) through (11) of the cover pages of this Amendment are incorporated herein by reference".
Number of shares as to which each person has sole or shared power to vote or dispose: Paragraph (b) of Item 5 of the Original Schedule 13D is hereby amended and restated to read as follow: "The responses of the Reporting Persons to rows (7) through (11) of the cover pages of this Amendment are incorporated herein by reference."
Transactions in the class effected during the past sixty days:
Paragraph (c) of Item 5 of the Original Schedule 13D is hereby amended and restated to read as follow:

The 20 AMTP shares held by BAPFC were redeemed by the Issuer on October 13, 2026, for a redemption price of the liquidation preference and accumulated but unpaid dividends and as result of the redemption, the Reporting Persons now owns 478 AMTP Shares

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended by deleting Exhibit 99.1 and Exhibit 99.2 thereto and the insertion of the following exhibits:
"Exhibit Description of Exhibit
99.1 Joint Filing Agreement
99.2 Power of Attorney
99.6 Schedule I
99.7 Schedule II

## Signatures
- BANK OF AMERICA CORP /DE/: /s/ Monica Yako, Authorized Signatory (10/15/2026)
- Banc of America Preferred Funding Corp: /s/ Monica Yako, Authorized Signatory (10/15/2026)